UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Secures Funding Commitments for Its Offshore Restructuring

We, LDK Solar Co., Ltd. in provisional liquidation and our Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, announced that we have secured funding commitments to enable the offshore restructuring to continue to be progressed. The JPLs now intend to seek sanction of the Grand Court of the Cayman Islands (the “Cayman Court”) to the terms of the funding commitments and certain amendments to restructuring support agreements previously approved by the Cayman Court. The JPLs also provided an update on the progress of the restructuring in light of recent positive developments in the course of our offshore restructuring.

Funding Commitments

On June 27, 2014, the JPLs confirmed that they continued to consider and progress discussions with a number of parties in respect of the provision of funding required to meet the agreed commitments pursuant to the restructuring support agreement relating to the 10% Senior Notes due 2014 (the “Senior Notes RSA”), the restructuring support agreement relating to the convertible preferred shares of one of our affiliate and involving claims against us (the “Preferred Obligations RSA”), as well as the costs of the offshore restructuring process and our forecast offshore working capital requirements (the “Exit Financing”).

On July 15, 2014, the JPLs received a binding commitment from Heng Rui Xin Energy (HK) Co., Limited for US$10 million in cash and US$14 million for working capital financing in connection with our offshore restructuring. In addition, we and the JPLs have identified a further US$5 million of funding which is to be committed by certain subsidiaries of us to the offshore restructuring. Subject to approval by the Cayman Court, the JPLs now consider that these funding commitments will be sufficient to meet the Exit Financing requirements of the offshore restructuring.

Since their announcement on June 27, 2014 and in addition to the Exit Financing, the JPLs have also received an additional US$3.2 million of interim financing for the provisional liquidation from the partial repayment of outstanding intercompany receivables.

RSA Amendments

As a result of the challenges in raising the Exit Financing and the resultant delay in the timetable for completing the restructuring, we and the JPLs have reached agreements with the Ad-Hoc Committee for our 10% Senior Notes due 2014 (the “Senior Claims”), over 79% of the holders of the convertible preferred shares of one of our affiliate involving claims against us (the “Preferred Claims”) and a majority of shareholders of us to certain amendments to the Senior Notes RSA and the Preferred Obligations RSA. Subject to approval by the Cayman Court, the Senior Notes RSA and the Preferred Obligations RSA have been amended as of July 30, 2014 (the “RSA Amendments”) as follows:

•	To extend the closing date for the offshore restructuring to no later than September 30, 2014, subject to an automatic extension to November 14, 2014 if we file our scheme of arrangement with the Cayman Court on or before August 31, 2014;

•	To reduce the cash-out option for the holders of Senior Claims and Preferred Claims from US$0.20 to US$0.10 for each US$1.00 of claim and to make the availability of that option to such creditors subject to us determining that funding is available; and

•	To permit us to compromise with other offshore creditors with a combination of cash and/or equity and convertible securities, subject to agreed limitations.

2013 Form 20-F

We and the JPLs have reached an agreement dated July 15, 2014 with our existing auditor, KPMG, to engage the latter to complete the audit of our consolidated accounts for fiscal year 2013. We anticipate that this will enable us to file our annual report on Form 20-F for the year ended December 31, 2013 on or before October 31, 2014.

Cayman Court Sanction

In light of these developments, the JPLs are seeking sanction by the Cayman Court of the RSA Amendments and the various financing commitments. Subject to such Cayman Court sanction, the JPLs expect to be in a position to proceed with its application to the Cayman Court for orders convening meetings of creditors in relation to the offshore restructuring on or before August 31, 2014.

Our press release issued on July 31, 2014 is attached hereto as Exhibit 99.4.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: July 31, 2014

Exhibit 99.4

LDK Solar Secures Funding Commitments for Its Offshore Restructuring

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., July 31, 2014 - LDK Solar Co., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today announced that LDK Solar has secured funding commitments to enable the offshore restructuring to continue to be progressed. The JPLs now intend to seek sanction of the Grand Court of the Cayman Islands (the “Cayman Court”) to the terms of the funding commitments and certain amendments to restructuring support agreements previously approved by the Cayman Court. The JPLs also provided an update on the progress of the restructuring in light of recent positive developments in the course of the Company’s offshore restructuring.

Funding Commitments

On June 27, 2014, the JPLs confirmed that they continued to consider and progress discussions with a number of parties in respect of the provision of funding required to meet the agreed commitments pursuant to the restructuring support agreement relating to the 10% Senior Notes due 2014 (the “Senior Notes RSA”), the restructuring support agreement relating to the convertible preferred shares of an affiliate of the Company and involving claims against the Company (the “Preferred Obligations RSA”), as well as the costs of the offshore restructuring process and the forecast offshore working capital requirements of the Company (the “Exit Financing”).

On July 15, 2014, the JPLs received a binding commitment from Heng Rui Xin Energy (HK) Co., Limited (“HRX”) for US$10 million in cash and US$14 million for working capital financing in connection with the Company’s offshore restructuring. In addition, the Company and the JPLs have identified a further US$5 million of funding which is to be committed by certain subsidiaries of the Company to the offshore restructuring. Subject to approval by the Cayman Court, the JPLs now consider that these funding commitments will be sufficient to meet the Exit Financing requirements of the offshore restructuring.

Since their announcement on June 27, 2014 and in addition to the Exit Financing, the JPLs have also received an additional US$3.2 million of interim financing for the provisional liquidation from the partial repayment of outstanding intercompany receivables.

RSA Amendments

As a result of the challenges in raising the Exit Financing and the resultant delay in the timetable for completing the restructuring, LDK Solar and the JPLs have reached agreements with the Ad-Hoc Committee for the Company’s 10% Senior Notes due 2014 (the “Senior Claims”), over 79% of the holders of the convertible preferred shares of an affiliate of the Company involving claims against the Company (the “Preferred Claims”) and a majority of shareholders of the Company to certain amendments to the Senior Notes RSA and the Preferred Obligations RSA. Subject to approval by the Cayman Court, the Senior Notes RSA and the Preferred Obligations RSA have been amended as of July 30, 2014 (the “RSA Amendments”) as follows:

•	To extend the closing date for the offshore restructuring to no later than September 30, 2014, subject to an automatic extension to November 14, 2014 if the Company files its scheme of arrangement with the Cayman Court on or before August 31, 2014;

•	To reduce the cash-out option for the holders of Senior Claims and Preferred Claims from US$0.20 to US$0.10 for each US$1.00 of claim and to make the availability of that option to such creditors subject to the Company determining that funding is available; and

•	To permit the Company to compromise with other offshore creditors with a combination of cash and/or equity and convertible securities, subject to agreed limitations.

2013 Form 20-F

LDK Solar and the JPLs have reached an agreement dated July 15, 2014 with the Company’s existing auditor, KPMG, to engage the latter to complete the audit of the Company’s consolidated accounts for fiscal year 2013. The Company anticipates that this will enable it to file its annual report on Form 20-F for the year ended December 31, 2013 on or before October 31, 2014.

Cayman Court Sanction

In light of these developments, the JPLs are seeking sanction by the Cayman Court of the RSA Amendments and the various financing commitments. Subject to such Cayman Court sanction, the JPLs expect to be in a position to proceed with its application to the Cayman Court for orders convening meetings of creditors in relation to the offshore restructuring on or before August 31, 2014.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Lisa Laukkanen The Blueshirt Group for LDK Solar lisa@blueshirtgroup.com +1-415-217-4967	Jack Lai Executive VP and CFO LDK Solar Co., Ltd. IR@ldksolar.com

Provisional Liquidators

Tammy Fu Zolfo Cooper (Cayman) Limited Cayman Islands	Eleanor Fisher Zolfo Cooper (Cayman) Limited Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-00811

Financial Advisor to Company (in provisional liquidation)

Augusto King Jefferies LLC aking@Jefferies.com	Richard Klein Jefferies LLC rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht Sidley Austin talbrecht@sidley.com	Timothy Li Sidley Austin htli@sidley.com	Guy Manning Campbells gmanning@campbells.com.ky	Mark Goodman Campbells mgoodman@campbells.com.ky

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